PRIMERO APPOINTS VICE PRESIDENT OF CORPORATE DEVELOPMENT;

TO RELEASE THIRD QUARTER 2010 RESULTS ON NOVEMBER 10, 2010

Toronto, Ontario, October 19, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to announce the appointment of David Sandison as Vice President, Corporate Development. The Company also announced that it will be releasing its third quarter 2010 operating and financial results before market on Wednesday, November 10, 2010.

Mr. Sandison brings over 25 years of mining industry experience specializing in corporate development. He has been instrumental in several transforming deals during his career and brings an extensive track record in South America. Mr. Sandison holds a Bachelor of Applied Science, majoring in mineral exploration from the University of Toronto and Masters in Business Administration from Queen’s University. He has held several senior management roles in both operations and corporate development, is experienced at building technical acquisition teams and speaks Spanish.

“David’s background and experience is a great addition to our new team,” said Joseph F. Conway, President & Chief Executive Officer. “With Primero poised to grow through both exploration and acquisition, his unique technical and business development skills will complement our existing management group. His wide industry knowledge, business relationships and proven track record will be an important element of our future successes. Together the Primero team will continue to focus on optimizing San Dimas as well as pursuing strategic growth opportunities.”

Conference Call Details

A conference call will be held on Wednesday, November 10, 2010 at 11:00 a.m. (ET) to discuss the third quarter operating and financial results. Participants may join the call by dialing North America toll free 1-866-946-0484, or 1-646-216-4773 for calls outside Canada and the U.S., and entering the participant passcode 8992639#.

A recorded playback of the call will be available until December 10th, 2010 by dialing 1-866-551-4520 and entering the call back passcode 267392#.

A live and archived webcast will also be available at www.primeromining.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become the next intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s Short Form Prospectus dated July 9, 2010 available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.